

M.S. HOWELLS & CO.

REPORT PURSUANT TO RULE 17a-5(d)
AND CFTC REGULATION 1.10(g)

YEARS ENDED December 31, 2017 and 2016

The report is deemed **CONFIDENTIAL** in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition has been filed with the Securities and Exchange Commission simultaneously herewith as a **PUBLIC DOCUMENT**.

M.S. HOWELLS & CO.

CONTENTS







UNITEDSTATES
SECURITIESANDEXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52558

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **M.S. Howells & Co.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20555 N. Pima Road, Suite #100
(No. and Street)

Scottsdale	Arizona	85255
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark S. Howells (480) 563-2007
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richey May & Co., LLP
(Name – *if individual, state last, first, middle name*)

9605 S. Kingston Ct., #200	Englewood	Colorado	80112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Mark S. Howells, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M.S. Howells & Co., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President/CEO

Title

Notary Public

SHELLY CARLEY
Notary Public - State of Arizona
MARICOPA COUNTY
My Commission Expires
September 13, 2021

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



9200 E. Mineral Ave. Suite 200
Englewood, CO 80112
303-721-6131
www.richeymay.com
Assurance · Tax · Advisory

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

M.S. Howells & Co.

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of M.S. Howells & Co. as of December 31, 2017 and December 31, 2016, the related statements of operations, changes in shareholders' equity, and cash flows for the years ended December 31, 2017 and December 31, 2016, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of M.S. Howells & Co. as of December 31, 2017 and December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of M.S. Howells & Co.'s management. Our responsibility is to express an opinion on M.S. Howells & Co.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to M.S. Howells & Co. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in the Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of M.S. Howells & Co.'s financial statements. The supplemental information is the responsibility of M.S. Howells & Co.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Richey May & Co.

We have served as M.S. Howells & Co.'s auditor since 2015.

Englewood, Colorado

February 27, 2018

M.S. HOWELLS & CO.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2017 AND 2016

ASSETS	2017	2016
Cash and cash equivalents	$ 297,184	$ 262,046
Commissions receivable	52,821	154,947
Deposits with clearing brokers	250,000	250,000
Due from clearing brokers	2,549	2,755
Securities owned, at fair value (Notes 1 and 6)	-	-
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $499,949 and $483,554	47,373	29,985
Related party receivables (Note 2)	322,358	193,669
Other assets	86,131	74,785
Total assets	**$ 1,058,416**	**$ 968,187**

LIABILITIES AND SHAREHOLDERS' EQUITY	2017	2016
LIABILITIES:		
Accounts payable and accrued expenses	$ 133,474	$ 148,044
Accrued soft dollar credits (Note 4)	116,925	128,077
Commissions payable	125,323	110,828
Unearned revenue (Note 2)	-	19,375
Total liabilities	375,722	406,324
COMMITMENTS AND CONTINGENCIES (Notes 2 and 5)		
SHAREHOLDERS' EQUITY (Note 3):		
Common stock, $0.01 par value, authorized 3,000 shares, 1,500 and 1,500 shares issued and outstanding	15	15
Additional paid-in capital	583,429	594,507
Surplus/(Deficit)	99,250	(32,659)
Total shareholders' equity	682,694	561,863
Total liabilities and shareholders' equity	**$ 1,058,416**	**$ 968,187**

The accompanying notes are an integral part of these statements.

M.S. HOWELLS & CO.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

M.S. Howells & Co. (the "Company") was incorporated in Delaware on April 11, 2000, and is a securities broker-dealer serving primarily institutional investors.

The Company records securities transactions and related revenue and expenses on a trade-date basis. Other income is recognized when earned.

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by Pershing LLC, Interactive Brokers LLC and Industrial and Commercial Bank of China Financial Services, LLC (collectively the "clearing brokers"), on a fully disclosed basis. The Company's agreement with its clearing brokers provide that as clearing brokers, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by the clearing brokers pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). The clearing brokers also perform all services customarily incident thereon, including the preparation and distribution of customer confirmations, statements and maintenance margin requirements under the Act and the rules of the Self-Regulatory Organizations of which the Company is a member.

Depreciation

The Company provides for depreciation of furniture and equipment on the straight-line method based on estimated lives of the assets ranging from four to seven years. Leasehold improvements are amortized over the life of the lease.

Cash Equivalents

For purposes of the statements of cash flows, the Company considers all demand deposits and money market funds with an original maturity of three months or less to be cash equivalents.

Income Taxes

The Company is recognized as an S-Corporation by the Internal Revenue Service; therefore, the Company's shareholders are liable for federal and state income taxes on the Company's taxable income.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (concluded)

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for the years prior to 2014. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2017.

Fair Value of Financial Instruments

The Company's financial instruments, including cash and cash equivalents, commissions receivable, deposits with clearing brokers, due from clearing brokers, other assets, accounts payable and accrued expenses, accrued soft dollar credits, commissions payable and due to clearing brokers are carried at amounts that approximate fair value due to the short-term nature of the instruments. Securities owned are valued at market value using quoted market prices.

Securities Inventory

The Company utilizes the provisions of Accounting Standards Codification 820 – *Fair Value* ("ASC 820"). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Securities Inventory *(continued)*

Level 1 – Valuations based on adjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the prospective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Company values its securities that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year. Changes in fair value is reflected in the Company's statement of operations.

NOTE 1 -   *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)*

Securities Inventory (concluded)

Many cash and over-the-counter (OTC) contracts have bid-and-ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. For securities whose inputs are based on bid-ask prices, the Company's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "asked" price if sold short. The Company considers these investments level 1 securities for active markets and level 2 securities for thinly traded markets.

As of December 31, 2017, the Company held securities at a value of $0.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stock-Based Compensation

The Company adopted FASB ASC 718, Compensation-Stock Compensation. FASB ASC 718 requires companies to measure and recognize the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value. Share-based compensation recognized under the modified-prospective transition method of FASB ASC 718 includes share-based compensation based on the grand-date fair value for all share based payments granted prior to and not yet vested as of January 1, 2006 and share-based compensation based on the grant-date fair-value determined in accordance with FASB ASC 718 for all share-based payments granted after January 1, 2006.

During 2017 and 2016 the Company had no share-based compensation.

NOTES TO FINANCIAL STATEMENTS

NOTE 2 -   COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company leases office space and equipment under various operating leases expiring through 2020. Future minimum lease payments under the non-cancellable leases as of December 31, 2017 are as follows:

Year	Amount
2018	$ 188,418
2019	163,537
2020	126,157
	$ 478,112

For the years ended December 31, 2017 and 2016, total rental expense for operating leases was $167,342 and $154,403, respectively.

During the years ended December 31, 2017 and 2016, the Company generated $4,329 and $6,576, respectively, net of its commission revenue from transactions with related parties.

Related party receivables represent amounts receivable from owners and affiliated entities. There are no formal agreements in place.

Party	Amount
Mark S. Howells	$ 12,160
Katrina Santa Maria	25,629
MS Insentra LLC	234,568
MSH Capital Advisors LLC	50,001
	$ 322,358

Unearned revenue represents payments received for administration services provided during 2017.

NOTE 3 -   NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. In addition, as an independent introducing broker, the Company is subject to minimum capital requirements of $45,000 or $3,000 per associated person adopted and administered by the CFTC. At December 31, 2017, the Company had net capital and net capital requirements of $224,283 and $100,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.68 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 4 -   *SOFT DOLLAR CREDITS*

The Company has negotiated soft dollar arrangements with various investment managers whereby a portion of the brokerage commissions earned by the Company are used to cover certain costs of research and various services. The Company has the ability to reject any costs or expenses submitted by the investment managers.

NOTE 5 -   *FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES*

In the normal course of business, the Company's client activities, through its clearing broker, involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations. During 2017 and through the subsequent time there are no litigation matters.

The Company bears the risk of financial failure by its clearing brokers. If the clearing brokers should cease doing business, the Company's deposit and receivable from these clearing brokers could be subject to forfeiture.

In the Company's trading activities, the Company has purchased securities for its own account and may incur losses if the market value of the securities decreases subsequent to December 31, 2017.

NOTE 6 -   *FAIR VALUE MEASUREMENTS*

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820. See Note 1 for a discussion of the Company's policies.

The following table presents information about the Company's assets measured at fair value as of December 31, 2017:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2017
Securities owned	$ -	$ -	$ -	$ -

The Company did not have any significant transfers between Level 1 and Level 2 during the year ended December 31, 2017.

NOTES TO FINANCIAL STATEMENTS

NOTE 7 -   SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date of the financial statements were available to be issued. The evaluation did not result in any additional subsequent events that required disclosures and/or adjustments.